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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 5)1


                       Specialty Chemical Resources, Inc.
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                                (NAME OF ISSUER)


                          Common Stock, $.10 par value
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                         (TITLE OF CLASS OF SECURITIES)


                                  847 487 20 4
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                                 (CUSIP NUMBER)

                                  Edwin M. Roth
                              9055 S. Freeway Drive
                              Macedonia, Ohio 44056
                                 (330) 468-1380
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                February 11, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




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     1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 847 487 20 4             13D             PAGE 2 OF 7 PAGES
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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Edwin M. Roth
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [X]

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3         SEC USE ONLY
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4         SOURCE OF FUNDS*

          00
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
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                  7       SOLE VOTING POWER             1,552,584
 NUMBER OF     --------------------------------------------------------
  SHARES
BENEFICIALLY      8       SHARED VOTING POWER              10,977
 OWNED BY      --------------------------------------------------------
   EACH
 REPORTING        9       SOLE DISPOSITIVE POWER        1,552,584
PERSON WITH    --------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER        10,977

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,563,561
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                           [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               30.7%
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14        TYPE OF REPORTING PERSON*

                                     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                            Page 3 of 7 pages

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule relates is the common stock, par value $.10 per share (the "Common Stock"), of the issuer, Specialty Chemical Resources, Inc., a Delaware corporation (the "Company" or "Specialty Chemical" ). The principal executive offices of the Company are located at 9055 S. Freeway Drive, Macedonia, Ohio 44056.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Edwin M. Roth, an individual ("Edwin Roth"). Statements with respect to the acquisition of the Common Stock are being simultaneously filed by CEW Partners ("CEW Partners") and Martin Trust ("Martin Trust"). CEW Partners, Martin Trust and Edwin Roth are sometimes referred to herein collectively as the "Reporting Persons."

         The Reporting Persons may be deemed to constitute a group as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Edwin Roth disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons.

         (a)      Edwin Roth

         (b)      9055 S. Freeway Drive, Macedonia, Ohio  44056

         (c) Edwin Roth is the Chief Executive Officer and Chairman of the Board of Directors of the Company. The Company is a custom formulator of specialty chemical products in aerosol containers primarily for the industrial and automotive maintenance markets.

         (d) During the last five years, Edwin Roth has not been convicted in a criminal proceeding.

         (e) During the last five years, Edwin Roth has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Common Stock was issued to Edwin Roth as payment for accrued and unpaid interest owing to Edwin Roth on a subordinated promissory note issued by the Company to Edwin Roth. See Item 4.




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                                                            Page 4 of 7 pages

ITEM 4. PURPOSE OF TRANSACTION.

         The Company and each of Edwin Roth, Martin Trust and CEW Partners entered into subordinated promissory notes (the "Bridge Notes") dated June 15, 1998 and each in the principal amount of $500,000. The Bridge Notes were to originally mature on December 15, 1998, but were extended until March 15, 1999 and bear interest at a rate equal to 12% per annum. The Company paid $112,500 aggregate accrued and unpaid interest on the Bridge Notes as of January 31, 1999 to Edwin Roth, Martin Trust and CEW Partners in shares of Common Stock using the fair market value of the Common Stock. The fair market value was determined to be $0.30 per share, which was the average closing price of the Common Stock for the five consecutive trading days prior to the day immediately before the payment date. Edwin Roth, Martin Trust and CEW Partners each received 125,000 shares of the Company's Common Stock as payment for this accrued and unpaid interest through January 31, 1999 on the Bridge Notes. Edwin Roth acquired the Common Stock pursuant to the terms of an Investment Letter dated January 29, 1999.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      See Item 11 of Page 2.

                  The 1,563,561 shares of Common Stock beneficially owned by Edwin Roth include (i) 120,000 shares which Mr. Roth has, or will have within 60 days after the date of this Amendment No. 5, the right to acquire upon the exercise of options, and (ii) 637,790 shares which Mr. Roth has the right to acquire upon the conversion of the Company's 6% Convertible Subordinated Notes due 2006 (the "Original Notes") as of the date of this Amendment No. 5.2

         (b)      See Items 7, 8, 9 and 10 of Page 2.

                  Edwin Roth's 1,563,561 shares of Common Stock also include shares of Common Stock that the Edwin M. Roth Family Foundation, Inc. (the "Foundation"), a not-for-profit Ohio corporation of which Edwin Roth is an officer and a trustee, owns and has the right to acquire. The Foundation owns 6,249 shares of Common Stock and $6,300 principal amount of the Bridge Notes, which are convertible into 4,728 shares of Common Stock. Edwin Roth shares voting power with respect to these shares with Corey B. Roth of 9100 S. Freeway Drive, Macedonia, Ohio 44056.

                  Corey Roth is the President, Chief Operating Officer and a director of the Company. During the last five years, Corey Roth has not been convicted in a criminal proceeding. During the last five years, Corey Roth has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in




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     2  The Original Notes are convertible into shares of Common Stock upon the earlier of (i) December 31, 2001, (ii) a change of control of the Company or
(iii) a filing pursuant to Rule 14a-11 under the Exchange Act by any person or group of persons for the purpose of opposing a solicitation by the Company with respect to the election of directors of the Company.
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                                                            Page 5 of 7 pages

                  his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Corey Roth is a United States citizen.

         (c) None, other than Edwin Roth's acquisition of the Common Stock as described in Item 4.

         (d) Except as described in Item 5(b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Edwin Roth.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the issuance of the Original Notes in 1996, the Reporting Persons entered into a voting agreement dated as of August 30, 1996 (the "Voting Agreement"). In the Voting Agreement, CEW Partners and Martin Trust have agreed:

         (1) to vote their shares of Common Stock in accordance with the recommendation of Edwin Roth and Corey Roth or, absent such recommendation, in accordance with the recommendation of Specialty Chemical's board of directors;

         (2) to vote their shares in favor of the nominees for the board recommended by Edwin Roth and Corey Roth or, absent such recommendation, for Specialty Chemical's nominees to the board; and

         (3) not to participate in certain activities which could be related to a change of control of Specialty Chemical.

         As part of the Voting Agreement, Edwin Roth and Corey Roth have both agreed to vote their shares of Common Stock to elect Geoffrey Colvin and Terence Conklin, as designees of CEW Partners and Martin Trust, to the board, each of whom have been serving as directors of Specialty Chemical since 1996.

         CEW Partners and Martin Trust also agreed not to participate in certain change of control activities. The prohibited activities are:

         (1) conducting, encouraging, soliciting or in any way participating in, any solicitation of proxies or any election contest with respect to Specialty Chemical; and



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                                                            Page 6 of 7 pages


         (2) encouraging, soliciting or in any way participating in the formation of any "person," as defined in Section 13(d)(3) of the Exchange Act, which owns, or seeks to acquire beneficial ownership of Specialty Chemical's voting stock.

         The Voting Agreement also restricts the transferability of shares of Common Stock or Original Notes owned by Edwin Roth and Corey Roth, CEW Partners and Martin Trust. None of the parties to the Voting Agreement may sell any shares or Original Notes owned by them without first offering the other parties an opportunity to purchase the shares or Original Notes on the same terms as those being offered by a third party. In addition, neither CEW Partners nor Martin Trust may sell, transfer, assign, grant an option with respect to or otherwise dispose of, any shares or Original Notes, or enter into any agreement or understanding with respect to the foregoing, to any person or group (1) which has filed, or intends to file, a Schedule 13D or 13G with the Commission with respect to any class of shares of capital stock of Specialty Chemical or (2) is known by either of them to be accumulating stock on behalf of or acting in concert with any person or group contemplated by clause (1) above.

         However, CEW Partners and Martin Trust may dispose of shares or Original Notes through:

         (1) a tender or exchange offer by a person other than CEW Partners and Martin Trust or their respective affiliates if such person has been approved by Edwin Roth and Corey Roth;

         (2)      a brokers' transaction meeting certain volume limitations;

         (3) a bona fide pledge of shares to a major brokerage firm or financial institution or an affiliate thereof not affiliated with it for money borrowed;

         (4)      a transaction involving Specialty Chemical; or

         (5) a transaction involving any one of their affiliates or a tax-exempt charitable institution, provided that the transferee must agree to be bound by the terms of the Voting Agreement.

         The Voting Agreement expires on the earliest of (1) March 31, 2000, (2) the date Edwin Roth is no longer the Chief Executive Officer, or (3) the mutual agreement of the parties.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The subordinated promissory note issued to Edwin Roth as described in
Item 4 is filed as Exhibit 99.1 hereto and incorporated herein.

         The Investment Letter, dated as of January 29, 1999, executed by Edwin Roth as described in Item 4 is filed as Exhibit 99.2 hereto and incorporated herein.

         The voting agreement among the Reporting Persons dated as of August 30, 1996 and described in Item 6 is incorporated by reference to Exhibit A to Amendment No. 4 to Schedule 13D filed by Edwin M. Roth.




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                                                            Page 7 of 7 pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 26, 1999                            /s/ EDWIN M. ROTH
                                            -----------------------------------
                                                     Edwin M. Roth